July 25, 2024

Jon Slabaugh
Chief Financial Officer
FiscalNote Holdings, Inc.
1201 Pennsylvania Avenue, N.W.
6th Floor
Washington, DC 20004

       Re: FiscalNote Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39672
Dear Jon Slabaugh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services